                                Lynch Corporation
                         140 Greenwich Avenue, 4th Floor
                          Greenwich, Connecticut 06830

                                                 October 26, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            RE:  LYNCH CORPORATION
                 FORM S-2 REGISTRATION STATEMENT
                 FILE NO. 333 - 126335

Ladies and Gentlemen:

            We  hereby  request  that the  effective  date for the  Registration
Statement  referred to above be accelerated so that such Registration  Statement will  become  effective  at  10:00  a.m.  EST on  November  10,  2005 or as soon thereafter as practicable.

            We  acknowledge  that  should the  Commission  or the staff,  acting pursuant  to  delegated  authority,  declare the filing  effective,  it does not foreclose the Commission from taking any action with respect to the filing;  the action of the Commission or the staff,  acting pursuant to delegated  authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility  for the adequacy and accuracy of the  disclosure  in the filing;
and the  Registrant  may not assert  this  action as  defense in any  proceeding initiated by the Commission or any person under the federal  securities  laws of the United States.

                                             Very truly yours,

                                             LYNCH CORPORATION

                                             By: /s/ John C. Ferrara
                                                 -----------------------
                                                  John C. Ferrara
                                                  President